Exhibit 12.2
ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months
	Ended
	March 31,	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Income (loss) from continuing operations	$(15,479)	$262,344	$283,940	$269,730	$170,479	$199,627
Income taxes	(7,926)	107,261	151,157	138,927	98,010	120,030
Fixed charges	56,366	213,583	202,044	191,174	178,437	181,372

Total earnings	$32,961	$583,188	$637,141	$599,831	$446,926	$501,029

Fixed Charges:
Interest charges	$49,370	$183,503	$170,594	$158,769	$145,502	$146,983
Amortization of debt discount	1,189	4,702	4,639	4,363	4,085	4,854
Estimated interest portion of annual rents	5,807	25,378	26,811	28,042	28,850	29,535

Total fixed charges	$56,366	$213,583	$202,044	$191,174	$178,437	$181,372

Ratio of Earnings to Fixed Charges (rounded down)	0.58	2.73	3.15	3.13	2.50	2.76